

September 7, 2010

John. B. Toher
Vice President and Corporate Controller
Schawk, Inc.
1695 South River Road
Des Plaines, Illinois 60018

> **Re: Schawk, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Schedule 14A**
> **Filed April 20, 2010**
> **File No. 01-09335**

Dear Mr. Toher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Executive Overview

1. We note that online marketing and advertising opportunities continue to grow as more companies are shifting marketing dollars away from print (which represents a substantial portion of your revenue) to online. As this appears to be an uncertainty affecting future results and trends, please consider discussing how you expect this industry shift to impact your future operations.

Impairment of long lived asset, page 30

2. We note several write-downs of property, goodwill, and other intangible assets during the periods discussed. Please consider providing a table in the beginning of the discussion which summarizes the amount of write-downs for each period presented by asset category to enhance an investor's overview of impairments.

Critical Accounting Policies, page 44
Goodwill and Other Acquired Intangible Assets, page 44

3. We note that because of a significant decrease in the company's market capitalization during the first quarter of 2009 that an additional goodwill impairment test was performed. In light of the above, please expand your critical accounting policy for goodwill to include the following:

- the percentage by which fair value of the reporting units exceeded the carrying values as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- a description of the methods and key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Goodwill Impairment, page 29

Goodwill and Other Acquired Intangible Assets, page 44

Note 7 – Goodwill and Other Intangible Assets, page 71

4. With respect to your 2008 goodwill impairment test where you recognized significant impairment aggregating approximately $48 million, we note that the test was performed at a level below the operating segments for each of the multiple reporting units on a geographic basis. Furthermore, we also note that the 2009 goodwill impairment test was performed solely at the operating segment level. With expanded information provided in the notes and elsewhere, please tell us and disclose why management believed it was appropriate to change the basis in testing for 2009 goodwill impairment at an operating segment level. Please also advise us of the impact on the 2009 impairment test being performed at an operating segment level, rather than at one level below the operating segment.

Critical Accounting Policies and Estimates, page 44

5. Your disclosure in this section generally provides information contained in your consolidated financial statements. As many estimates and assumptions involved in the application of GAAP have a material impact on reported financial condition and operating performance and on the comparability of reported information over different accounting periods, the disclosure should address material implications of uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements. In this regard, in addressing the magnitude of uncertainty with estimates and assumptions, we believe that your disclosures should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Specifically, please also analyze the specific sensitivity to change of material assumptions and estimates and provide quantitative information in this manner. For example, in your Accounts Receivable discussion, you state "a change in the company's assumptions would result in the company recovering an amount of its accounts receivable that differs from its carrying value."   Additional information that quantifies specific sensitivity to change for your material assumptions and estimates in assessing recoverability of accounts receivable provides investors with more informative and material information for analysis. Please revise accordingly.

Note 1 – Long-lived Assets, page 58

6. In the last sentence of the first paragraph, you disclose that if impairment occurred the adjustment of the long-lived asset to its fair value generally equals the future estimated undiscounted cash flows associated with the asset. Although in evaluating for impairment the carrying value of the asset is compared to the expected future undiscounted cash flows, the recognition of impairment at fair value would be based on a different measure and not undiscounted cash flows. In accordance with ASC Topic 360-10-35-36, an expected present value technique may often be an appropriate technique with which to estimate fair value. In this regard, a present value technique would utilize an interest rate to discount cash flows that reflect assumptions consistent with those inherent in the estimated cash flows. If you used undiscounted cash flows in deriving fair value, please tell us if impairment would have occurred based on estimated discounted cash flows. Otherwise, please clarify and revise your accounting policy, as appropriate, including disclosure on the methodology and assumptions used in deriving the present value of estimated future cash flows. Please advise and revise accordingly.

Schedule 14A

Compensation Discussion & Analysis, page 10

7. We note that your compensation committee considers the recommendations and input of your chief executive officer and other members of management before making decisions with respect to the compensation of your named executive officers. Please confirm that

in future filings, you will disclose in reasonably complete detail the role of your executive officers in your compensation processes and their input during the crafting of compensation packages. Refer to Item 402(b)(xv) of Regulation S-K.

8. We note that your compensation committee typically seeks to establish compensation levels of its senior officers at or slightly below the median compensation of executives of comparable companies comprising a general survey group. In this regard, it appears that you engage in benchmarking. Please confirm that in future filings you will identify the companies to which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters or Sonia Bednarowski at 202-551-3666 for questions regarding comments on the proxy statement. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief